July 10, 2014

Steve Leggett

Willis of New York Inc

One World Financial Center

200 Liberty St.

New York, NY 10281

Re: THE GABELLI ASSET FUND

Financial Institution—Investment Company Bond Binder & Invoice Letter

Dear Steve,

Thank you for the order! Per your instructions, the additional limits coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

NAMED INSURED: THE GABELLI ASSET FUND

ADDRESS: ONE CORPORATE CENTER

Rye, NY 10580

BOND NUMBER: FS 206-30-12-04

EFFECTIVE DATES: 12:01 A.M. on July 1, 2014 to 12:01 A.M. on December 7, 2014

ISSUING COMPANY: Great American Insurance Company

A.M. Best Rated “A” (Excellent) Class XIII as of February 22, 2013

Standard & Poor’s Rated “A+” (Strong) as of June 24, 2013

Admitted in all 50 States & Canada

POLICY FORM: Great American will sign on to the Travelers policy for an additional $2,500,000 p/o

$31,175,000 Great American’s total limit is now $11,175,000 p/o $31,175,000

TOTAL ADDITIONAL PREMIUM: $ 3,248

COMMISSION PAYABLE: 17.5% (Commission Payable on Total Premium)

Please note that the additional limits and premium are for adding The Gabelli Global Small and Mid Cap Value Trust

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:

Great American Insurance Group

3561 Solutions Center

Chicago, IL 60677-3005

If you are using overnight mail:

PNC Bank c/o Great American Insurance Group

Lockbox Number 773561

350 East Devon Avenue

Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Robert Larsen

Manager

212-513-4012

rlarsen@GAIC.COM

AMENDED AND RESTATED

JOINT INSURED AGREEMENT

AGREEMENT dated December 1, 1999, as most recently amended as of November 19, 2013 and July 16, 2014, among the registered investment companies advised by Gabelli Funds, LLC, GAMCO Asset Management, Inc., and Teton Advisors, Inc. (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).

WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

Now, THEREFORE, the Funds do hereby agree as follows:

1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Treasurer, The Gabelli Asset Fund

Treasurer, Gabelli Capital Series Funds, Inc.

Treasurer, Comstock Funds, Inc.

Treasurer, The Gabelli Convertible and Income Securities Fund Inc.

Treasurer, The Gabelli Dividend Growth Fund

Treasurer, The Gabelli Dividend & Income Trust

Treasurer, Gabelli Equity Series Funds, Inc.

Treasurer, The Gabelli Equity Trust Inc.

Treasurer, The GDL Fund

Treasurer, GAMCO Global Gold, Natural Resources & Income Trust

Treasurer, The Gabelli Multimedia Trust Inc.

Treasurer, GAMCO Global Series Funds, Inc.

Treasurer, The Gabelli Global Utility & Income Trust

Treasurer, Gabelli Gold Fund, Inc.

Treasurer, The GAMCO Growth Fund

Treasurer, GAMCO International Growth Fund, Inc.

Treasurer, Gabelli Investor Funds, Inc.

Treasurer, The GAMCO Mathers Fund

Treasurer, The Gabelli Money Market Funds

Treasurer, GAMCO Natural Resources, Gold & Income Trust

Treasurer, Gabelli SRI Fund, Inc.

Treasurer, The Gabelli Utilities Fund

Treasurer, The Gabelli Utility Trust

Treasurer, The Gabelli Value 25 Fund Inc.

Treasurer, The TETON Westwood Funds

Treasurer, Gabelli 787 Fund, Inc.

Treasurer, the DIVIDEND Fund inc. by Gabelli

Treasurer, The Gabelli Global Small and Mid Cap Value Trust

Treasurer, The Gabelli Healthcare & Wellness(Rx) Trust

Signed:	/s/ Agnes Mullady
Agnes Mullady

Schedule A

List of Registered Investment Companies

The Gabelli Asset Fund

The Gabelli Convertible and Income Securities Fund Inc.

The Gabelli Dividend Growth Fund

The Gabelli Dividend & Income Trust

The Gabelli Equity Trust Inc.

The GDL Fund

GAMCO Global Gold, Natural Resources & Income Trust

The Gabelli Multimedia Trust Inc.

The Gabelli Global Utility & Income Trust

Gabelli Gold Fund, Inc.

The GAMCO Growth Fund

The Gabelli Healthcare & Wellness(Rx) Trust

GAMCO International Growth Fund, Inc.

The GAMCO Mathers Fund

GAMCO Natural Resources, Gold & Income Trust

Gabelli SRI Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value 25 Fund Inc.

the DIVIDEND Fund inc. by Gabelli

The Gabelli Global Small and Mid Cap Value Trust

Gabelli Capital Series Funds, Inc.:

The Gabelli Capital Asset Fund

Comstock Funds, Inc.

Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:

The Gabelli Equity Income Fund

The Gabelli Small Cap Growth Fund

The Gabelli Focus Five Fund

GAMCO Global Series Funds, Inc.:

The GAMCO Global Telecommunications Fund

The GAMCO Global Growth Fund

The Gabelli Global Rising Income and Dividend Fund

The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:

The Gabelli ABC Fund

The Gabelli Money Market Funds:

The Gabelli U.S. Treasury Money Market Fund

The TETON Westwood Funds:

TETON Westwood Equity Fund

TETON Westwood Intermediate Bond Fund

TETON Westwood Balanced Fund

TETON Westwood SmallCap Equity Fund

TETON Westwood Income Fund

TETON Westwood Mighty Mites Fund

TETON Westwood Mid-Cap Equity Fund

Gabelli 787 Fund, Inc.

Gabelli Enterprise Mergers and Acquisitions Fund

July 16, 2014

Gabelli / GAMCO and TETON Funds

Rule 17g-1 Fidelity Bond Coverage

	Required by Rule 17g-1
	Gross Assets @ June 30, 2014	Required Minimum Coverage
Gabelli / GAMCO Funds:
EQUITY SERIES	$7,378,811,664	$2,500,000
THE GABELLI ASSET FUND	3,845,607,717	2,500,000
THE GABELLI UTILITIES FUND	3,522,455,816	2,500,000
THE GABELLI DIVIDEND & INCOME TRUST	2,490,654,767	1,900,000
GABELLI U.S. TREASURY MONEY MARKET FUND	1,766,554,084	1,700,000
GABELLI EQUITY TRUST	1,739,855,870	1,700,000
THE GABELLI ABC FUND	1,377,900,784	1,500,000
GAMCO GLOBAL GOLD NATURAL RESOURCES & INCOME TRUST	1,309,491,733	1,500,000
THE GABELLI VALUE 25 FUND	836,380,835	1,250,000
THE GAMCO GROWTH FUND	527,475,994	1,000,000
GDL FUND	420,319,831	900,000
THE GABELLI UTILITY TRUST	320,230,171	900,000
GABELLI ENTERPRISE MERGERS & ACQUISITIONS FUND	285,222,853	900,000
GABELLI GOLD FUND	263,788,090	900,000
GAMCO NATURAL RESOURCES GOLD & INCOME TRUST	259,353,243	900,000
GLOBAL SERIES	257,941,756	900,000
THE GABELLI MULTIMEDIA TRUST	229,242,015	750,000
GABELLI HEALTHCARE & WELLNESS TRUST	209,308,094	750,000
GABELLI GLOBAL UTILITY & INCOME TRUST	151,996,142	750,000
GABELLI CAPITAL ASSET FUND	145,283,209	600,000
THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND	115,943,433	600,000
GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST	105,159,916	600,000
THE GABELLI SRI FUND	77,931,128	525,000
COMSTOCK CAPITAL VALUE FUND	47,641,050	400,000
THE GABELLI DIVIDEND GROWTH FUND	35,655,451	400,000
GAMCO INTERNATIONAL GROWTH FUND	30,461,537	350,000
GAMCO MATHERS FUND	22,214,025	300,000
THE DIVIDEND FUND(d)	—	—

TETON Westwood Funds:	1,622,484,239	1,700,000

Grand Total	$29,395,365,445	$31,175,000

(d)	Coverage for the minimum amount of $50,000 would be included upon commencement of operations

SECRETARY’S CERTIFICATE

The undersigned hereby certify that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 19 and 20, 2013:

RESOLVED,	That the Board hereby approves the renewal of the Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, in the form submitted to the Board Members, effective December 7, 2013 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $28,675,000; and further

RESOLVED,	That the portion of the premium for the aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the continuance of the Amended and Restated Joint Insured Agreement among Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., the DIVIDEND FUND inc. by Gabelli, The Gabelli Dividend Growth Fund, The Gabelli Dividend & Income Trust, Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The GDL Fund, The Gabelli Global Small and Mid Cap Value Trust, GAMCO Global Gold, Natural Resources & Income Trust by Gabelli, GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income

Trust, The Gabelli Gold Fund, Inc., The GAMCO Growth Fund, The Gabelli Healthcare & WellnessRx

Trust, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Multimedia Trust Inc., GAMCO Natural Resources, Gold & Income Trust by Gabelli, Gabelli SRI Fund, Inc., The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value Fund Inc., and The TETON Westwood Funds (“Amended and Restated Joint Insured Agreement”) as presented at this Meeting, is hereby approved; and further

RESOLVED,	That the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 24th day of January, 2014.

/s/ Andrea R. Mango
Andrea R. Mango
Secretary

Gabelli 787 Fund, Inc.	The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Asset Fund	The Gabelli Dividend Growth Fund
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend & Income Trust
Comstock Funds, Inc.	The Gabelli Equity Trust Inc.
Gabelli Equity Series Funds, Inc.	The GDL Fund
GAMCO Global Series Funds, Inc.	GAMCO Global Gold, Natural Resources & Income Trust by Gabelli
Gabelli Gold Fund, Inc.	The Gabelli Multimedia Trust Inc.
The GAMCO Growth Fund	Gabelli Investor Funds, Inc.
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Utilities Fund
GAMCO International Growth Fund, Inc.	The Gabelli Utility Trust
The Gabelli Global Utility & Income Trust	The TETON Westwood Funds
The GAMCO Mathers Fund	GAMCO Natural Resources, Gold & Income Trust by Gabelli
The Gabelli Money Market Funds	The Gabelli Global Small and Mid Cap Value Trust
Gabelli SRI Fund, Inc.
The Gabelli Value 25 Fund Inc.
The DIVIDEND Fund inc. by Gabelli